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                    SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549



                               SCHEDULE 14D-1



                             (Amendment No. 5)



                           Tender Offer Statement
   (Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)



                            CBI Industries, Inc.
                         (Name of Subject Company)

                               Praxair, Inc.
                            PX Acquisition Corp.
                                 (Bidders)

    Common Stock, $2.50 par value per share (and the associated Rights)
                       (Title of Class of Securities)

                                124800-10-3
                   (CUSIP Number of Class of Securities)

                             David H. Chaifetz
                      Vice President, General Counsel
                               and Secretary
                               Praxair, Inc.
                           39 Old Ridgebury Road
                      Danbury, Connecticut 06810-5113
                               (203) 837-2000
          (Name, Address and Telephone Number of Person Authorized
         to Receive Notices and Communications on Behalf of Bidder)



                                 Copies to:
                           Neil T. Anderson, Esq.
                            Sullivan & Cromwell
                              125 Broad Street
                          New York, New York 10004
                               (212) 558-4000


      This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule 14D-1, as amended (the "Schedule 14D-1"), originally filed by Praxair, Inc., a Delaware corporation ("Praxair"), and PX Acquisition Corp., a Delaware corporation (the "Purchaser"), on November 3, 1995 relating to the tender offer disclosed therein to purchase all of the outstanding Shares (including any associated Rights) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 3, 1995, and the related Letter of Transmittal. Capitalized terms used and not defined herein shall have the meanings set forth in the
Schedule 14D-1.


Item 10. Additional Information

      Item 10 is hereby amended and supplemented by adding thereto the following:

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(e)      On November 17, 1995, Praxair and the Purchaser filed an amended complaint in the Delaware Court of Chancery seeking, among other things,

injunctive and/or declaratory relief (a) to compel the Company's Board of

Directors to render the Rights inapplicable to the Offer and to the Second

Step Cash Merger, to render the restrictions contained in Section 203 of the DGCL inapplicable to the Second Step Cash Merger, and to render the supermajority provisions of the Articles Tenth and Fifteenth of the

Company's Restated Certificate of Incorporation inapplicable to the Second

Step Cash Merger; (b) enjoining the Company from taking any action to interfere with the Offer; (c) declaring the Company's Board of Directors in breach of their fiduciary duty to the Company's stockholders by continuing to deploy the Rights and other defensive measures; and (d) compelling the

Company's Board of Directors to include Praxair and the Purchaser in the

Company's alleged efforts to maximize value for the Company's stockholders and to provide Praxair all information that the Company provides to any other third party in connection with its exploration of alternatives to the

Offer.  A copy of the Amended Complaint is attached hereto as Exhibit

(a)(15) and is incorporated herein by reference.



Item 11. Material to be Filed as Exhibits.

      Item  11 is hereby amended and supplemented by adding thereto the following:

(a)(15) Amended complaint in Praxair, Inc. and PX Acquisition Corp. v. CBI Industries, Inc., filed in the Delaware Court of Chancery on November 17, 1995.

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                                 SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 1995

                                       PRAXAIR, INC.


                                       By: /s/ David H. Chaifetz
                                          Name:   David H. Chaifetz
                                          Title:  Vice President, General
                                                    Counsel and Secretary


                                       PX ACQUISITION CORP.

                                       By: /s/ David H. Chaifetz
                                          Name:   David H. Chaifetz
                                          Title:  President-Secretary
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                            INDEX TO EXHIBITS


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
                                                                                                  Sequentially
  Exhibit                                                                                           Numbered
    No.                                          Description                                          Pages


(a)(15)    Amended complaint in Praxair, Inc. and PX Acquisition Corp. v. CBI Industries, Inc.,
           filed in the Delaware Court of Chancery on November 17, 1995.

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